UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number)

Sean S. Sullivan

Executive Vice President and Chief Financial Officer

AMC Networks Inc.

11 Pennsylvania Plaza

New York, NY 10001

(212) 324-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS AMC Networks Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.92% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This figure is based on 4,682,620 shares of common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”), held indirectly through Digital Entertainment Holdings LLC, a Delaware limited liability company (“DEH”), plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of Series D-1 preferred stock, par value $0.001 per share (the “Preferred Stock”), of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of Class A, Class B and Class C warrants to purchase Common Stock with an initial exercise date of October 14, 2016 (the “Warrants”) held indirectly through DEH and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the warrants to purchase Common Stock with an initial exercise date of May 20, 2015 (the “2015 Warrants”) held indirectly through DEH.

(2)

Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with Robert L. Johnson, The RLJ Companies, LLC and RLJ SPAC Acquisition, LLC (“RLJ SPAC”, and collectively with Robert L. Johnson and The RLJ Companies, LLC, the “Johnson Entities”) with respect to the Common Stock of the Issuer. As disclosed in Amendment No. 12 to the Statement of Beneficial Ownership on Schedule 13D with respect to the Issuer filed by the Johnson Entities with the Securities and Exchange Commission (the “Commission”) on July 30, 2018 (the “Johnson Schedule 13D”), the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.

(3)

This calculation is based on 15,614,607 shares of Common Stock of the Issuer outstanding as of August 2, 2018 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 9, 2018 (the “Form 10-Q”), plus (i) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (ii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iii) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.92% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This figure is based on 4,682,620 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.

(2)

Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.

(3)

This calculation is based on 15,614,607 shares of Common Stock of the Issuer outstanding as of August 2, 2018 as disclosed in the Form 10-Q, plus (i) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (ii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iii) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Media Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.92% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This figure is based on 4,682,620 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.

(2)

Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.

(3)

This calculation is based on 15,614,607 shares of Common Stock of the Issuer outstanding as of August 2, 2018 as disclosed in the Form 10-Q, plus (i) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (ii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iii) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Programming Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.92% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This figure is based on 4,682,620 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.

(2)

Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.

(3)

This calculation is based on 15,614,607 shares of Common Stock of the Issuer outstanding as of August 2, 2018 as disclosed in the Form 10-Q, plus (i) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (ii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iii) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS IFC Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.92% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This figure is based on 4,682,620 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.

(2)

Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.

(3)

This calculation is based on 15,614,607 shares of Common Stock of the Issuer outstanding as of August 2, 2018 as disclosed in the Form 10-Q, plus (i) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (ii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iii) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS AMC Digital Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.92% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This figure is based on 4,682,620 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.

(2)

Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.

(3)

This calculation is based on 15,614,607 shares of Common Stock of the Issuer outstanding as of August 2, 2018 as disclosed in the Form 10-Q, plus (i) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (ii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iii) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Digital Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.92% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This figure is based on 4,682,620 shares of Common Stock held directly by DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held directly by DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held directly by DEH and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held directly by DEH.

(2)

Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.

(3)

This calculation is based on 15,614,607 shares of Common Stock of the Issuer outstanding as of August 2, 2018 as disclosed in the Form 10-Q, plus (i) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (ii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iii) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

Item 1.	Security and Issuer.

This Amendment No. 10 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed by the Reporting Persons with the Commission on October 18, 2016, as further amended by Amendment No. 1 thereto, filed on June 20, 2017, Amendment No. 2 thereto, filed on June 30, 2017, Amendment No. 3 thereto, filed on October 3, 2017, Amendment No. 4 thereto, filed on January 3, 2018, Amendment No. 5 thereto, filed on January 8, 2018, Amendment No. 6 thereto, filed on February 26, 2018, Amendment No. 7 thereto, filed on April 2, 2018, Amendment No. 8 thereto, filed on July 2, 2018, and Amendment No. 9 thereto, filed on July 30, 2018 (collectively, the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland 20910. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

As of August 10, 2018, each of the Reporting Persons beneficially owns 4,682,620 shares of Common Stock of the Issuer held by DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of Preferred Stock of the Issuer held by DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held by DEH and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held by DEH, which represents in the aggregate 70.92% of the number of shares of Common Stock outstanding based on 15,614,607 shares of Common Stock of the Issuer outstanding as of August 2, 2018 as disclosed in the Form 10-Q, plus (i) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock, (ii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants and (iii) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any shares of Common Stock as of August 10, 2018; provided, however, that because of each Covered Person’s status as a controlling stockholder, director or executive officer of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D.

Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.

(b)

The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) of this Item 5 are incorporated into this Item 5(b) by reference. Each of the Reporting Persons has shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to the shares of Common Stock reported for such Reporting Person.

(c)

Except for the transactions described in Item 3 and Item 4 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Common Stock of the Issuer during the past 60 days.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

On August 9, 2018, the Company and DEH entered into a fourth amendment to the Credit and Guaranty Agreement, by and among the Issuer, certain subsidiaries of the Issuer as Guarantors, and DEH, dated as of October 14, 2016 and as previously amended by the First Amendment dated as of January 30, 2017, the Second Amendment dated as of June 16, 2017 and the Third Amendment effective as of May 31, 2018 (the “Credit Agreement Amendment”), to eliminate the Minimum Cash Balance (as defined in the Credit and Guaranty Agreement) requirement. Except as expressly set forth in the Credit Agreement Amendment, no other terms of the Credit and Guaranty Agreement were modified. A copy of the Credit Agreement Amendment is attached as Exhibit 2 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated as of August 10, 2018.*

2	Fourth Amendment to the Credit and Guaranty Agreement, by and among the Issuer, certain subsidiaries of the Issuer as Guarantors, and DEH, dated as of August 9, 2018.*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2018

AMC NETWORKS INC.
By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary
RAINBOW MEDIA HOLDINGS LLC
By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary
RAINBOW MEDIA ENTERPRISES, INC.
By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary
RAINBOW PROGRAMMING HOLDINGS LLC
By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary
IFC ENTERTAINMENT HOLDINGS LLC
By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary
AMC DIGITAL ENTERTAINMENT HOLDINGS LLC
By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary
DIGITAL ENTERTAINMENT HOLDINGS LLC
By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary